EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
March 31, 2022

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
Expressed in US $000’s except share amounts

		As at
		March 31, 2022	December 31, 2021
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	2,451,545	2,502,992
Marketable securities	4	4,795,145	5,265,101
Trade and other receivables, net	6	225,252	192,209
Merchant cash advances, loans and related receivables, net	7	486,507	470,722
Income taxes receivable	16	3,369	5,023
Other current assets		113,063	103,273
		8,074,881	8,539,320
Long-term assets
Property and equipment, net		109,570	105,526
Right-of-use assets, net	8	220,205	196,388
Intangible assets, net		131,608	138,496
Deferred tax assets	16	47,064	48,369
Equity and other investments ($1,859,444 and $3,412,166, carried at fair value)	4, 5	2,894,601	3,955,545
Goodwill	9	356,528	356,528
		3,759,576	4,800,852
Total assets		11,834,457	13,340,172
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		406,647	456,688
Income taxes payable	16	8,294	13,505
Deferred revenue	6	247,647	216,792
Lease liabilities	8	19,344	15,748
		681,932	702,733
Long-term liabilities
Deferred revenue	6	186,636	162,932
Lease liabilities	8	264,534	246,776
Convertible senior notes	10	911,549	910,963
Deferred tax liabilities	16	211	183,427
		1,362,930	1,504,098
Commitments and contingencies	8, 12
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 114,185,448 and 113,954,492, issued and outstanding; unlimited Class B multiple voting shares authorized, 11,951,154 and 11,942,667 issued and outstanding	14	8,150,878	8,040,099
Additional paid-in capital		174,570	161,074
Accumulated other comprehensive income (loss)	15	413	(5,974)
Retained earnings		1,463,734	2,938,142
Total shareholders’ equity		9,789,595	11,133,341
Total liabilities and shareholders’ equity		11,834,457	13,340,172

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(unaudited)
Expressed in US $000’s, except share and per share amounts

		Three months ended
		March 31, 2022	March 31, 2021
	Note	$	$
Revenues
Subscription solutions		344,761	320,681
Merchant solutions		858,862	667,966
		1,203,623	988,647
Cost of revenues
Subscription solutions		77,545	58,382
Merchant solutions		488,441	371,549
		565,986	429,931
Gross profit		637,637	558,716
Operating expenses
Sales and marketing		303,371	186,223
Research and development		303,661	175,886
General and administrative		108,088	67,102
Transaction and loan losses		20,493	10,606
Total operating expenses		735,613	439,817
(Loss) income from operations		(97,976)	118,899
Other (expense) income, net
Interest income		6,189	2,830
Interest expense	10	(874)	(873)
Net realized gain on equity and other investments	5	122,322	—
Net unrealized (loss) gain on equity and other investments	5	(1,677,442)	1,250,944
Foreign exchange loss		(5,076)	(2,256)
Total other (expense) income, net		(1,554,881)	1,250,645
(Loss) income before income taxes		(1,652,857)	1,369,544
Recovery of (provision for) income taxes	16	178,449	(111,099)
Net (loss) income		(1,474,408)	1,258,445

Net (loss) income per share attributable to shareholders:
Basic	17	$(11.70)	$10.21
Diluted	17	$(11.70)	$9.94

Weighted average shares used to compute net (loss) income per share attributable to shareholders:
Basic	17	126,013,066	123,243,650
Diluted	17	126,013,066	126,674,388

Other comprehensive income (loss)
Unrealized gain (loss) on cash flow hedges	15	8,690	(3,706)
Tax effect on unrealized gain (loss) on cash flow hedges	15	(2,303)	982
Total other comprehensive income (loss)		6,387	(2,724)
Comprehensive (loss) income		(1,468,021)	1,255,721
The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

		Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Retained Earnings $	Total $
	Note	Shares	Amount $
As at December 31, 2020		122,528,871	6,115,232	261,436	8,770	15,285	6,400,723
Adjustment related to the adoption of ASU 2020-06, Debt		—	—	(158,810)	—	8,198	(150,612)
As at January 1, 2021		122,528,871	6,115,232	102,626	8,770	23,483	6,250,111
Exercise of stock options		349,730	35,681	(12,756)	—	—	22,925
Stock-based compensation		—	—	69,156	—	—	69,156
Vesting of restricted share units		268,711	66,113	(66,113)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $7,742, net of tax of $2,790	14	1,180,000	1,543,958	—	—	—	1,543,958
Net income and comprehensive income for the period		—	—	—	(2,724)	1,258,445	1,255,721
As at March 31, 2021		124,327,312	7,760,984	92,913	6,046	1,281,928	9,141,871

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Retained Earnings $	Total $
	Shares	Amount $
As at December 31, 2021	125,897,159	8,040,099	161,074	(5,974)	2,938,142	11,133,341
Exercise of stock options	105,513	10,707	(4,421)	—	—	6,286
Stock-based compensation	—	—	117,989	—	—	117,989
Vesting of restricted share units	133,930	100,072	(100,072)	—	—	—
Net loss and comprehensive loss for the period	—	—	—	6,387	(1,474,408)	(1,468,021)
As at March 31, 2022	126,136,602	8,150,878	174,570	413	1,463,734	9,789,595

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
Expressed in US $000’s

		Three months ended
		March 31, 2022	March 31, 2021
	Note	$	$
Cash flows from operating activities
Net (loss) income for the period		(1,474,408)	1,258,445
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Amortization and depreciation		16,670	15,800
Stock-based compensation		117,989	69,156
Amortization of debt offering costs	10	586	585
Provision for transaction and loan losses		9,805	4,236
Deferred income tax (recovery) expense		(184,214)	100,954
Revenue related to non-cash consideration	18	(26,081)	(2,031)
Net loss (gain) on equity and other investments	5	1,593,655	(1,250,944)
Unrealized foreign exchange loss		6,322	1,734
Changes in operating assets and liabilities:
Trade and other receivables		(31,291)	(39,063)
Merchant cash advances, loans and related receivables		(27,283)	(74,561)
Other current assets		(4,782)	(13,205)
Non-cash consideration received in exchange for services	5	(76,726)	—
Accounts payable and accrued liabilities		(44,024)	39,756
Income taxes receivable and payable		(4,898)	9,525
Deferred revenue	18	80,640	10,358
Lease assets and liabilities		(5,520)	4,938
Net cash (used in) provided by operating activities		(53,560)	135,683
Cash flows from investing activities
Purchase of marketable securities		(1,463,705)	(2,444,955)
Maturity of marketable securities		1,929,395	1,038,316
Purchase of equity and other investments	5	(453,945)	(206,552)
Acquisitions of property and equipment		(15,940)	(5,188)
Net cash used in investing activities		(4,195)	(1,618,379)
Cash flows from financing activities
Proceeds from public equity offerings, net of issuance costs	14	—	1,541,168
Proceeds from the exercise of stock options		6,286	22,925
Net cash provided by financing activities		6,286	1,564,093
Effect of foreign exchange on cash and cash equivalents		22	577
Net (decrease) increase in cash and cash equivalents		(51,447)	81,974
Cash and cash equivalents – Beginning of Period		2,502,992	2,703,597
Cash and cash equivalents – End of Period		2,451,545	2,785,571

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities		11,636	6,674
Lease liabilities arising from obtaining right-of-use assets		27,123	12,207
Acquired property and equipment remaining unpaid		5,938	1,557
Cash paid for income taxes, net		10,240	561

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
1.Nature of Business

Shopify Inc. ("Shopify" or the "Company") was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere. The Company's software enables merchants to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

Founded in Ottawa, Canada, the Company's principal place of business is the internet.

2.Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), including the applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.
In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of its financial position, results of operations and comprehensive (loss) income, changes in shareholders' equity and cash flows for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statement and notes thereto for the year ended December 31, 2021. The condensed consolidated balance sheet at December 31, 2021 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.
The interim results for the three months ended March 31, 2022 are not necessarily indicative of the results expected for the full fiscal year.

3.Significant Accounting Policies

There have been no material changes to the Company’s significant accounting policies during the three months ended March 31, 2022, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2021.

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates made by management. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants; estimates of expected credit losses related to financial assets measured at amortized cost, including contract balances and merchant cash advances and loans; inputs used to fair value acquired intangible assets; inputs used to fair value equity and other investments in private companies

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

and debt securities, as well as estimates and judgments involved in applying the measurement alternative, including our assessment to evaluate whether an investment is impaired; probabilities of achieving performance milestones associated with non-cash revenue consideration from strategic partnerships; estimates involved in evaluating the recoverability of the Company's right-of-use assets and leasehold improvements, including, but not limited to, the estimated useful lives of right-of-use assets and leasehold improvements; the incremental borrowing rate applied to lease payments; and the probability and amount of loss contingencies.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, equity and other investments, debt securities and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company notes that its exposure to collectibility risk by customers impacted by the Russian invasion of Ukraine is financially immaterial. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada (EDC), a wholly-owned corporation of the Government of Canada, who is AAA rated as at March 31, 2022. The Company’s policies cover certain merchant cash advances and loans, subject under certain policies to minimum claim requirements and regional restrictions. The Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as general and administrative expense in the condensed consolidated statements of operations and comprehensive (loss) income. All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer's maximum liability under the policies, the majority of the Company's gross outstanding balance of merchant cash advances and loans as at March 31, 2022 is covered. The receivable related to insurance recoveries, if any, is included in the merchant cash advances, loans and related receivables balance. The Company mitigates the risks associated with its equity and other investments and debt securities through its diligence process performed prior to investing. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Foreign Exchange Risk

The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties.

While the majority of the Company's revenues and cost of revenues are denominated in USD, a significant portion of operating expenses are incurred in Canadian dollars (CAD) and Euros (EUR). As a result, earnings could be adversely affected by an increase in the value of these foreign currencies relative to the USD.

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and (loss) income from operations of a 10% strengthening(1) of the CAD versus the USD without considering the

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

impact of the Company's hedging activities and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD to USD exchange rates:

	Three months ended
	March 31, 2022			March 31, 2021
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
Revenues	1,203,623	2,988	1,206,611	988,647	1,790	990,437
Cost of revenues	(565,986)	(3,289)	(569,275)	(429,931)	(2,615)	(432,546)
Operating expenses	(735,613)	(19,571)	(755,184)	(439,817)	(15,313)	(455,130)
(Loss) income from operations	(97,976)	(19,872)	(117,848)	118,899	(16,138)	102,761

(1) A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and (loss) income from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3) Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD-USD rates.

As at March 31, 2022, a 10% movement in the EUR is not expected to have a material impact on the Company's results.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

4.Financial Instruments

As at March 31, 2022, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
U.S federal bonds and agency securities	92,996	92,996	—	—	—	—
Canadian federal bonds and agency securities	104,987	104,987	—	—	—	—
Corporate bonds and commercial paper	474,866	474,863	—	—	—	—
Marketable securities:
U.S. term deposits	880,000	881,383	—	—	—	—
U.S. federal bonds and agency securities	812,441	811,335	—	—	—	—
Canadian federal bonds and agency securities	1,033,468	1,034,492	—	—	—	—
Corporate bonds and commercial paper	—	—	2,069,236	2,068,892	—	—
Derivative assets (classified in other current assets):
Foreign exchange forward contracts	—	—	7,280	7,280	—	—
Equity and other investments:
Equity and other investments with readily determinable fair values	1,454,060	1,454,060	—	—	205,780	205,780
Available-for-sale debt securities under fair value option	—	—	—	—	199,604	199,604

Liabilities:
Derivative liabilities (classified in accounts payable and accrued liabilities):
Foreign exchange forward contracts	—	—	1,960	1,960	—	—
The fair values of marketable securities above include accrued interest of $9,244, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the condensed consolidated balance sheets. Additional accrued interest of $6,040 recognized on the debt securities is included in the carrying amount and fair value above.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

As at December 31, 2021, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Canadian federal bonds and agency securities	50,138	50,138	—	—	—	—
Corporate bonds and commercial paper	267,953	268,090	—	—	—	—
Marketable securities:
U.S. term deposits	900,000	901,689	—	—	—	—
U.S. federal bonds and agency securities	680,436	681,629	—	—	—	—
Canadian federal bonds and agency securities	1,215,646	1,218,001	—	—	—	—
Corporate bonds and commercial paper	—	—	2,469,019	2,475,051	—	—
Derivative assets (classified in other current assets):
Foreign exchange forward contracts	—	—	1,824	1,824	—	—
Equity and other investments:
Equity and other investments with readily determinable fair values	2,782,901	2,782,901	—	—	423,387	423,387
Available-for-sale debt security under fair value option	—	—	—	—	205,878	205,878

Liabilities:
Derivative liabilities (classified in accounts payable and accrued liabilities):
Foreign exchange forward contracts	—	—	5,926	5,926	—	—
The fair values above include accrued interest of $13,067, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the condensed consolidated balance sheets. Additional accrued interest of $4,000 recognized on the debt security is included in the carrying amount and fair value above.

All cash equivalents and marketable securities mature within one year of the condensed consolidated balance sheet date. In the three months ended March 31, 2022, $88,040 was transferred from Level 3 to Level 1 due to the vesting of warrants associated with an investment in a strategic partnership (March 31, 2021 - $nil).

As at March 31, 2022, the Company held foreign exchange forward contracts and options for USD, Great Britain Pounds (GBP) and CAD with a total notional value of $617,127 (December 31, 2021 - $586,547), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Derivative Instruments and Hedging

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program, the Company has entered into foreign exchange forward contracts and options with certain financial institutions and designated those hedges as cash flow hedges. As of March 31, 2022, $5,909 of unrealized gains and $1,254 of unrealized losses related to changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive income (loss) and current assets and current liabilities on the condensed consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months. In the three months ended March 31, 2022, $3,058 of realized losses (March 31, 2021 - $9,154 of realized gains) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in cost of revenues and operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

The Company has entered into a commodity swap contract with a producer to fund renewable energy production and to obtain renewable energy certificates. The contract guarantees the producer a minimum price per megawatt hour with any differences between market prices and this minimum price being settled in cash between the producer and the Company on a monthly basis. The Company's maximum commitment over the life of the 10 year contract is $11,972.

Convertible Senior Notes

As at March 31, 2022, the estimated fair value of the Company's 0.125% convertible senior notes due 2025 (the "Notes"), as further described in note 10 below, was approximately $880,044 (December 31, 2021 - $1,165,410). The estimated fair value was determined based on the last executed trade for the Notes of the reporting period in an over-the-counter market, which is considered as Level 2 in the fair value hierarchy.

5.Equity and Other Investments

Equity and other investments are comprised of:

	March 31, 2022	December 31, 2021
	$	$
Equity and other investments with readily determinable fair values	1,659,840	3,206,288
Equity and other investments without readily determinable fair values	1,035,157	543,379
Debt securities under the fair value option	199,604	205,878
Total equity and other investments	2,894,601	3,955,545

Equity and Other Investments with Readily Determinable Fair Values

In July 2020, the Company received an investment in Affirm, as non-cash revenue consideration, as a result of services rendered in conjunction with its strategic partnership for Shop Pay Installments. This equity investment was initially accounted for using the measurement alternative with fair value based on an income approach for which the Company developed certain key assumptions, including revenue growth rates and a discount rate. The initial fair value of the consideration received of $24,710 is being recognized into merchant solutions revenue over the expected term of the service contract.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

On January 13, 2021, Affirm completed its initial public offering and began trading on the Nasdaq. As a result, the fair value of the investment became readily determinable and the use of the measurement alternative was no longer applicable. As at March 31, 2022, the carrying value of the Company's investment in Affirm was $939,373 measured using Affirm's closing share price on the last day of trading of the reporting period and is therefore a Level 1 investment in the fair value hierarchy. For the three months ended March 31, 2022, unrealized losses of $1,101,753 (March 31, 2021 - $1,277,294 unrealized gains) were recorded within "net unrealized (loss) gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.

In April 2021, the Company received an investment in Global-E, as non-cash revenue consideration, as a result of services rendered in conjunction with a strategic partnership for cross-border commerce offerings. This equity investment was initially accounted for using the measurement alternative with fair value based on a market approach for which the Company developed certain key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability. The initial fair value of the consideration received of $192,300 is being recognized into merchant solutions revenue over the expected term of the service contract.

On May 12, 2021, Global-E completed its initial public offering and began trading on the Nasdaq. As a result, the fair value of the investment became readily determinable and the use of the measurement alternative was no longer applicable. The investment includes common shares and warrants for common shares that vest over time. The common shares are measured using Global-E's closing share price on the last day of trading of the reporting period and are therefore a Level 1 in the fair value hierarchy. The warrants that vest over time require the application of a discount for lack of marketability, which is not an observable input and therefore makes this portion of the investment a Level 3 in the fair value hierarchy. The weighted average discount for lack of marketability applied to the unvested warrants was 14% at March 31, 2022 (December 31, 2021 - 15%).

On January 4, 2022, Global-E completed its acquisition of Flow Commerce, Inc. ("Flow"), which was also a strategic investment of the Company. As a result of being a shareholder in Flow, the Company received $37,266 in cash consideration and Global-E shares with an initial carrying value of $26,016. The transaction between Global-E and Flow resulted in a realized gain for the Company of $52,800 and is included in "net realized gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.

Concurrent with the acquisition, Global-E agreed to issue the Company additional warrants not tied to the performance of services. The initial fair value of these additional warrants of $70,911 was recorded as a gain included in "net realized gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.

In addition, on January 4, 2022, the Company received a further investment in Global-E, as non-cash revenue consideration, in conjunction with a strategic partnership for cross-border commerce offerings. The investment includes warrants for common shares that vest if certain performance milestones are met, which the Company has estimated that it would meet during the term of services contract. The initial fair value of the consideration received of $29,577 is being recognized into merchant solutions revenue over the expected term of the service contract or until a performance milestone is reached, whichever comes sooner. The probability of achieving the performance milestones will be assessed at each reporting period and any changes to those probabilities, which requires significant management judgment, could result in a change to the non-cash revenue consideration and impact the amount of revenue recognized over the remaining life of the contract. The warrants also require the application of a discount for lack of marketability, which is not an observable input and therefore makes the investment a Level 3 in the fair value hierarchy. The weighted average discount for lack of marketability applied to these unvested warrants was 24% at March 31, 2022.

As at March 31, 2022, the total carrying value of the Company's investments in Global-E was $710,638. For the three months ended March 31, 2022, unrealized losses of $581,056 were recorded within "net unrealized (loss) gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

On January 31, 2022, a private company the Company held an investment in was acquired by Silvergate Capital Corporation ("Silvergate") for a combination of cash and Silvergate shares. The Silvergate shares were received by the Company on March 1, 2022 with an initial carrying value of $8,341. As part of this transaction, the Company recorded a realized loss of $1,659 related to its investment in the private company within "net realized gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income. As at March 31, 2022, the carrying value of the Company's investment in Silvergate was $9,829. For the three months ended March 31, 2022, unrealized gains of $1,488 were recorded within "net unrealized (loss) gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.

Adjustments related to equity and other investments with readily determinable fair values were as follows:

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Balance, beginning of the period	3,206,288	—

Adjustments related to equity and other investments with readily determinable fair values:
Investments received not tied to services(1)	105,268	—
Investments received as non-cash consideration in exchange for services	29,577	—
Purchases of equity and other investments	28	—
Net unrealized (losses) gains	(1,681,321)	1,277,294
Transfers from measurement alternative (2)	—	158,152
Balance, end of the period	1,659,840	1,435,446
(1) During the three months ended March 31, 2022, certain private investments were acquired by third-party investors resulting in the deemed sale of equity and other investments in the period and the receipt of shares in certain public companies. Any resulting realized gains or losses were presented as "net realized gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.
(2) Effective January 13, 2021, the Company's investment in Affirm no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.

Equity and Other Investments without Readily Determinable Fair Values

For the Company's equity and other investments in private companies without readily determinable fair values, the carrying amount of such investments as at March 31, 2022 was $1,035,157 (December 31, 2021 - $543,379). For the three months ended March 31, 2022, net unrealized gains of $5,692 relating to these investments were recorded within "net unrealized (loss) gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.

In the three months ended March 31, 2022, the Company made an investment of $402,400 in a private company, that is a partner in its ecosystem, without readily determinable fair values. Furthermore, the Company made an additional equity investment in a separate private company, that is also a partner in its ecosystem, totaling $50,000, without readily determinable fair values. These investments are currently accounted for using the measurement alternative.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

In addition, in the three months ended March 31, 2022, the Company received an investment in a private company as non-cash revenue consideration, as a result of services to be rendered in conjunction with a strategic partnership. This equity investment is accounted for using the measurement alternative with its initial fair value based on a market approach for which the Company developed certain key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability. The initial fair value of the consideration received of $47,149 is being recognized into merchant solutions revenue over the expected terms of the service contract. This strategic partnership includes variable non-cash components based on achieving certain performance milestones within the term of the service contract. The probability of achieving the performance milestones will be assessed at each reporting period and any changes to those probabilities, which requires significant management judgment, could result in a change to the non-cash revenue consideration and impact the initial investment fair value. As of March 31, 2022, the Company has not met the performance milestones and has not recorded any revenue related to the value of the variable non-cash components until additional information is obtained regarding the progress of our strategic partnership.

In the year ended December 31, 2021, the Company made three separate investments totaling $375,000 in a private company, that is a partner in its ecosystem, without readily determinable fair values, which are currently accounted for using the measurement alternative. In the year ended December 31, 2021, the Company made a fourth investment that was an incremental investment in the private company through the purchase of convertible notes. See "Debt Securities under the Fair Value Option" below for additional information on the investment.

Adjustments related to equity and other investments without readily determinable fair values for the three months ended March 31, 2022 and 2021 were as follows:

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Balance, beginning of the period	543,379	173,454

Adjustments related to equity and other investments without readily determinable fair values:
Purchases of equity and other investments	452,417	206,552
Investments received as non-cash consideration in exchange for services	47,149	—
Gross unrealized gains	5,692	372
Sales of equity and other investments(1)	(13,480)	—
Transfers to readily determinable fair values (2)	—	(158,152)
Gross unrealized losses and impairments	—	(26,722)
Balance, end of the period	1,035,157	195,504
(1) During the three months ended March 31, 2022, certain private investments were acquired by third-party investors resulting in the deemed sale of equity and other investments in the period. Any resulting realized gains or losses were presented as "net realized gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.
(2) Effective January 13, 2021, the Company's investment in Affirm no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.

As at March 31, 2022, cumulative gross unrealized gains related to equity and other investments without readily determinable fair values was $44,572. As at March 31, 2022, cumulative gross unrealized losses and impairment related to equity and other investments without readily determinable fair values was $26,722. These cumulative amounts exclude unrealized gains, unrealized losses and impairment transferred to readily determinable fair values.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Debt Securities under the Fair Value Option

In July 2021, the Company made an incremental investment in a private company through the purchase of convertible notes for $200,000. In addition, in February 2022, the Company made an investment in a different private company through the purchase of convertible notes for $1,500. The Company has elected to apply the fair value option to account for these instruments. The fair values were determined based on binomial pricing models for which the Company was required to develop its own assumptions, including the underlying entities' valuations. As the inputs used in determining the fair value are unobservable, these investments are classified as a Level 3 investment in the fair value hierarchy. In the three months ended March 31, 2022, interest income of $2,040 was recorded within "interest income" in the condensed consolidated statement of operations and comprehensive (loss) income. The fair value of these investments as at March 31, 2022 was $199,604, resulting in an unrealized loss of $9,814 recorded within "net unrealized (loss) gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.

6.Contract Balances

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the condensed consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for credit losses, were as follows:

	March 31, 2022	December 31, 2021	January 1, 2021
	$	$	$
Unbilled revenues, net	88,845	86,795	50,073
Indirect taxes receivable	75,056	39,142	45,961
Trade receivables, net	35,092	40,342	13,449
Other receivables	17,015	12,863	3,706
Accrued interest	9,244	13,067	7,563
	225,252	192,209	120,752

Unbilled revenues represent amounts not yet billed to merchants related to subscription fees for Plus merchants, transaction fees and shipping and fulfillment charges, as at the condensed consolidated balance sheet date.

The allowance for credit losses reflects the Company's best estimate of probable losses inherent in the unbilled revenues and trade receivables accounts. The Company determined the provision based on known troubled accounts, historical experience, supportable forecasts of collectibility and other currently available evidence.

Activity in the allowance for credit losses was as follows:

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Allowance, beginning of the period	6,944	6,041
Provision for credit losses related to uncollectible receivables	1,349	3,653
Write-offs	(1,262)	(1,314)
Allowance, end of the period	7,031	8,380

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Changes in deferred revenue were as follows:

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Balance, beginning of the period	379,724	128,815
Deferral of revenue	139,351	56,062
Recognition of deferred revenue	(84,792)	(47,735)
Balance, end of the period	434,283	137,142

Current portion	247,647	114,725
Long term portion	186,636	22,417
	434,283	137,142

The opening balances of current and long-term deferred revenue were $107,809 and $21,006, respectively, as of January 1, 2021.

As at March 31, 2022, the current and long-term deferred revenue from non-cash consideration received for services rendered in conjunction with strategic partnerships was $110,639 and $170,580, respectively (March 31, 2021 - $8,237 and $10,628). See note 5. The Company will recognize this revenue ratably over the remaining terms of the strategic partnerships which range from 3 to 7 years.

As at March 31, 2022, the long-term deferred revenue excluding non-cash consideration received will be recognized ratably over the remaining terms of the contracts with the customers which range from 2 to 5 years.

7.Merchant Cash Advances, Loans and Related Receivables

	March 31, 2022	December 31, 2021	January 1, 2021
	$	$	$
Merchant cash advances receivable, gross	432,375	439,289	218,840
Related receivables	—	—	819
Allowance for credit losses related to uncollectible merchant cash advances receivable	(41,765)	(38,264)	(15,816)
Loans receivable, gross	99,883	72,751	43,644
Allowance for credit losses related to uncollectible loans receivable	(3,986)	(3,054)	(2,764)
Merchant cash advances, loans and related receivables, net	486,507	470,722	244,723

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
Merchant Cash Advances

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible merchant cash advances receivable:

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Allowance, beginning of the period	38,264	15,816
Provision for credit losses related to uncollectible merchant cash advances receivable	9,732	5,723
Merchant cash advances receivable charged off, net of recoveries	(6,231)	(2,619)
Allowance, end of the period	41,765	18,920
Related receivables	—	(253)
Allowance, net of related receivables	41,765	18,667

Loans

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible loans receivable:

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Allowance, beginning of the period	3,054	2,764
Provision for credit losses related to uncollectible loans receivable	1,766	224
Loans receivable charged off, net of recoveries	(834)	(244)
Allowance, end of the period	3,986	2,744

The following table presents the delinquency status of the principal amount of merchant loans by year of origination. The delinquency status is determined based on the number of days past the expected or contractual repayment date for which the Company anticipates to receive the amounts outstanding. The "current" category represents balances that are within 29 days of the contractual repayment dates, or within 29 days of the expected repayment date.

	March 31, 2022
	Year of origination
	2022	2021	Total	Percent
Current	$70,375	$25,825	$96,200	96.3%
30-59 Days	—	693	693	0.7%
60-89 Days	—	392	392	0.4%
90-179 Days	—	1,085	1,085	1.1%
180+ Days	—	1,513	1,513	1.5%
Total	$70,375	$29,508	$99,883	100.0%

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

	December 31, 2021
	Year of origination
	2021	2020	Total	Percent
Current	$69,350	$—	$69,350	95.3%
30-59 Days	1,114	—	1,114	1.5%
60-89 Days	419	—	419	0.6%
90-179 Days	576	—	576	0.8%
180+ Days	1,292	—	1,292	1.8%
Total	$72,751	$—	$72,751	100.0%

The Company maintains an internal monitoring list related to its outstanding loans. A merchant's ability and willingness to repay the financing receivables outstanding under the program is analyzed for a variety of factors that include, but are not limited to: current or expected age of the financing, merchant subscription or financing status, merchant GMV trends and other changes to merchant credit profiles. The Company charges off receivables outstanding under the program when the merchant receivable is included on its internal monitoring list for a period of 90 consecutive days.

For certain Shopify Capital loans, there is a fixed maximum repayment term. For certain other Shopify Capital loans, the Company calculates an expected repayment date. Using the merchant's contractual or expected repayment date, the Company calculates an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as revenue and how much to apply against the merchant's receivable balance. In the three months ended March 31, 2022 and 2021, $5,908 and $3,715, respectively, of revenue recognized as merchant solutions revenue required the application of an effective interest rate, per ASC 310.

8.Leases

The Company has office, commercial and warehouse leases in Canada, the United States, Singapore, Ireland and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 15 years, some of which include options to extend the leases for up to 10 years. As at March 31, 2022, additional office space leases are set to commence in 2022, at which point the Company's right-of-use assets and lease liabilities will increase. All of the Company's leases are operating leases.

The components of lease expense were as follows:

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Operating lease expense	5,297	5,503
Variable lease expense, including non-lease components	2,288	3,262
Total lease expense	7,585	8,765

As at March 31, 2022, the weighted average remaining lease term is 11 years and the weighted average discount rate is 2.9% (December 31, 2021 - 11 years and 3.3%, respectively).

In the three months ended March 31, 2022, the Company terminated a portion of leased office space consisting of leases recognized on the condensed consolidated balance sheet as well as future committed lease space. The termination resulted in a gain of $1,524 which is recorded as an offset within the total lease expense disclosed above.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
Net sublease income for the three months ended March 31, 2022 was $739 (March 31, 2021 - $nil), which is recorded as an offset within the total lease expense disclosed above.

Maturities of lease liabilities as at March 31, 2022 were as follows:

Fiscal Year	Offices $	Warehouses and Commercial Spaces $	Total $
Remainder of 2022	29,431	2,794	32,225
2023	39,463	5,331	44,794
2024	49,774	5,208	54,982
2025	53,663	4,899	58,562
2026	54,802	4,575	59,377
Thereafter	300,041	50,721	350,762
Total future minimum payments	527,174	73,528	600,702
Minimum payments related to leases that have not yet commenced	(19,379)	—	(19,379)
Minimum payments related to variable lease payments, including non-lease components	(212,623)	(38,115)	(250,738)
Imputed interest	(42,149)	(4,558)	(46,707)
Total lease liabilities	253,023	30,855	283,878

Operating lease maturity amounts included in the table above do not include sublease proceeds expected to be received under our various sublease agreements with third parties. Under the agreements initiated with third parties, the Company expects to receive sublease proceeds of $3,150 in the remainder of 2022 and $23,988 thereafter.

9.Goodwill

The Company's goodwill relates to acquisitions of various companies including, but not limited to, 6 River Systems, Inc. (6RS) which was acquired on October 17, 2019 and Donde Fashion Inc. (Donde) which was acquired on July 20, 2021.

No goodwill impairment was recognized in the three months ended March 31, 2022 or in the year ended December 31, 2021.

The gross changes in the carrying amount of goodwill as of March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	$	$
Balance, beginning of the period	356,528	311,865
Acquisition of Donde	—	37,567
Other acquisitions(1)	—	7,096
Balance, end of the period	356,528	356,528
(1) During the year ended December 31, 2021, the Company completed immaterial acquisitions that resulted in Goodwill being recognized.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
10.Convertible Senior Notes

In September 2020, the Company issued $920,000 aggregate principal amount of 0.125% convertible senior notes due 2025. The net proceeds from the issuance of the Notes were $907,950 after deducting underwriting fees and offering costs.

The interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. The Notes will mature on November 1, 2025, unless earlier redeemed or repurchased by the Company or converted pursuant to their terms.

The Notes will have an initial conversion rate of 0.6944 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to an initial conversion price of approximately $1,440.09 per share. The conversion rate is subject to adjustment following the occurrence of certain specified events, as set out or defined in the Trust indenture agreement for the Notes. In addition, upon the occurrence of a make-whole fundamental change prior to the maturity date or upon our issuance of a notice of redemption, as set out or defined in the Trust indenture agreement for the Notes, the Company will, in certain circumstances, increase the conversion rate by a number of additional Class A subordinate voting shares for a holder that elects to convert its Notes in connection with such make-whole fundamental change or during the relevant redemption period.

Prior to the close of business on the business day immediately preceding August 1, 2025, the Notes may be convertible at the option of the holders only under the following circumstances:

(1) during any calendar quarter commencing after March 31, 2021, and only during such calendar quarter, if the last reported sale price of the Class A subordinate voting shares on the New York Stock Exchange (the "NYSE") for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is more than or equal to 130% of the conversion price for the Notes on each applicable trading day;

(2) during the ten business day period after any ten consecutive trading day period in which, for each trading day of that period, the trading price per one thousand dollars principal amount of Notes for each trading day was less than 98% of the product of the last reported sale price of the Class A subordinate voting shares on the NYSE and the conversion rate for the Notes on each such trading day;

(3) if the Company calls any or all of the Notes for optional redemption, clean-up redemption or tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

(4) upon the occurrence of certain specified corporate events.

On or after August 1, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Notes may, at their option, convert all or any portion of their Notes regardless of the foregoing conditions.

Upon conversion, the Company can elect to settle in cash, Class A subordinate voting shares, or a combination of cash and Class A subordinate voting shares.

On or after September 15, 2023, the Company may, at its option, redeem for cash all or any portion of the Notes if the last reported sale price of the Company's Class A subordinate voting shares on the NYSE has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No "sinking fund" is provided for the Notes.

The Company may redeem for cash all, but not less than all, of the Notes at any time if less than $80,000 aggregate principal amount of Notes remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The Company may redeem all, but not less than all, of the Notes if the Company has or would become obligated to pay to the holder of any Note additional amounts (which are more than a de minimis amount) as a result of a change in applicable Canadian tax laws or regulations after September 15, 2020 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the applicable redemption date but without reduction for applicable Canadian taxes (except in respect of certain excluded holders).

Upon the occurrence of a fundamental change (as set out or defined in the Trust indenture agreement for the Notes) prior to the maturity date of the Notes, the Company, subject to limited exceptions, will be required to offer to purchase all of the Notes for cash at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon to, but excluding, the fundamental change purchase date.

The Notes are governed by customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare 100% of the principal of, and accrued and unpaid interest on, all the Notes to be due and payable immediately.

The Notes are senior unsecured obligations and will rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment with the Company’s existing and future unsecured liabilities that are not so subordinated; effectively subordinated to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of current or future subsidiaries of the Company.

The Company accounts for the Notes as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes, less total offering costs, plus any amortization of offering costs. Total offering costs upon issuance of the Notes were $12,050 and are amortized to interest expense using the effective interest rate method over the contractual term of the Notes. Interest expense is recognized at an annual effective interest rate of 0.38% over the contractual term of the Notes.

The net carrying amount of the outstanding Notes was as follows:

	March 31, 2022	December 31, 2021
	$	$
Principal	920,000	920,000
Unamortized offering costs	(8,451)	(9,037)
Net carrying amount	911,549	910,963

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
The following table sets forth the interest expense recognized related to the outstanding Notes:

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Contractual interest expense	288	288
Amortization of offering costs	586	585
Total interest expense related to the outstanding Notes	874	873

11.Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at March 31, 2022 and December 31, 2021, the effective rate was 3.00% and 2.75%, respectively, and no cash amounts were drawn under this credit facility.

12.Commitments and Contingencies

Unconditional Purchase Obligations

The Company has entered into agreements where it commits to certain usage levels related to third-party services. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at March 31, 2022, was $110,947.

Litigation and Loss Contingencies

From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters.

On December 1, 2021, five publishers of educational materials and two of their respective parent companies (the Plaintiffs) filed a claim against the Company in the U.S. District Court for the Eastern District of Virginia for contributory and vicarious copyright infringement and contributory trademark infringement. The Plaintiffs allege that certain merchants who use the Company’s platform and services are engaged in the sale of pirated digital textbooks in violation of the Plaintiffs’ rights, and that the Company has not taken legally adequate steps to curb this alleged infringement. The Plaintiffs seek statutory damages for the alleged copyright infringement. The case is in its early stages and the Company is unable to predict the ultimate resolution of the matter, including the likelihood or magnitude of a possible eventual loss, if any, at this time. The Company has filed its answer to the Plaintiffs’ complaint on January 28, 2022 and intends to defend the case.

13.Related Parties

In January 2022, the Company entered a strategic partnership with a private company totaling $97,149, which is comprised of a $50,000 cash investment in the private company and the receipt of $47,149 in non-cash consideration to provide services for a duration of three years. A member of the Company's board of directors also serves as a director on the board of the aforementioned private company. For the three months ended March, 31, 2022, the Company recognized revenue of $2,991 from the private company.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

14.Shareholders’ Equity

Public Offerings

In February 2021, the Company completed a public offering in which it issued and sold 1,180,000 Class A subordinate voting shares at a public offering price of $1,315.00 per share. The Company received total net proceeds of $1,541,168 after deducting offering fees and expenses of $10,532.

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will also automatically convert into Class A subordinate voting shares in certain other circumstances.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

As at March 31, 2022 there were 30,347,283 shares reserved for issuance under the Company's Stock Option Plan and Long Term Incentive Plan.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the stock option and Restricted Share Unit ("RSU") award activities under the Company's share-based compensation plans for the three months ended March 31, 2022:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2021	1,153,866	345.23	5.67	1,190,972	—	843,818	1,076.26
Stock options granted	193,182	695.59	—	—	304.06	—	—
Stock options exercised	(105,513)	59.58	—	—	—	—	—
Stock options forfeited	(11,253)	1,040.78	—	—	—	—	—
RSUs granted	—	—	—	—	—	603,366	695.59
RSUs settled	—	—	—	—	—	(133,930)	747.20
RSUs forfeited	—	—	—	—	—	(40,051)	1,048.34
March 31, 2022	1,230,282	418.38	6.33	316,893	—	1,273,203	931.35

Stock options exercisable as of March 31, 2022	785,747	166.02	4.80	400,683
(1) As at March 31, 2022 196,071 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, 1,010,977 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares, and 23,234 of the outstanding stock options were granted under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's Class A subordinate voting shares as of March 31, 2022 and December 31, 2021.

As at March 31, 2022 the Company had issued 933 Deferred Share Units under its Long Term Incentive Plan.

In connection with the acquisition of 6RS, 122,080 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at March 31, 2022, 61,040 of the Class A subordinate voting shares remained restricted.

The following table illustrates the classification of stock-based compensation expense in the condensed consolidated statements of operations and comprehensive (loss) income, which includes both stock-based compensation and restricted share-based compensation expense.

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Cost of revenues	2,067	1,515
Sales and marketing	14,723	8,853
Research and development	82,464	44,289
General and administrative	18,735	14,499
	117,989	69,156

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

15.Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the three months ended March 31, 2022 and 2021:

	Accumulated Other Comprehensive Income (Loss)
	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Balance, beginning of the period	(5,974)	8,770

Other comprehensive income before reclassifications	5,632	5,448
Loss (gain) on cash flow hedges reclassified from accumulated other comprehensive income (loss) to earnings were as follows:
Cost of revenues	94	(399)
Sales and marketing	720	(2,314)
Research and development	1,404	(5,108)
General and administrative	840	(1,333)
Tax effect on unrealized loss (gain) on cash flow hedges	(2,303)	982
Other comprehensive income (loss), net of tax	6,387	(2,724)
Balance, end of the period	413	6,046

16.Income Taxes

The Company's recovery of, or provision for, income taxes is determined by applying the estimated annual effective tax rate to income or loss from recurring operations and adding the effects of any discrete income tax items specific to the period.

The Company updates its estimate of the annual effective tax rate each quarter and makes cumulative adjustments if its estimated annual tax rate changes. The Company’s effective tax rate may be subject to fluctuation during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as the mix of forecasted pre-tax earnings in the various jurisdictions in which the Company operates, valuation allowances against deferred tax assets, the recognition and derecognition of tax benefits related to uncertain tax positions, and changes in or the interpretation of tax laws in jurisdictions where the Company conducts business.

As a result of ongoing operations and other discrete items, primarily related to the unrealized loss on equity and other investments, and the change in valuation allowance with respect to deferred income tax assets in Canada and the United States, the Company had a recovery of income taxes of $178,449 in the three months ended March 31, 2022. During the three months ended March 31, 2022, the Company recorded a valuation allowance in Canada against its net deferred income tax assets, which arose due to the overall unrealized loss on the Company's equity and other investments.

The Company had a provision for income taxes of $111,099 in the three months ended March 31, 2021, which was primarily related to ongoing operations, unrealized gains on equity and other investments, the tax benefit associated with share-based compensation, and the reversal of the valuation allowance related to deferred income tax assets in Canada.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

17.Net Income per Share

The Company applies the two-class method to calculate its basic and diluted net income per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended
	March 31, 2022	March 31, 2021
Numerator:
Net (loss) income	$(1,474,408)	$1,258,445
After tax effect of debt interest(1)	—	642
Net (loss) income after tax effected debt interest	$(1,474,408)	$1,259,087

Denominator:
Basic weighted average number of shares outstanding	126,013,066	123,243,650
Weighted average effect of dilutive securities:
Stock options	—	2,069,857
Restricted share units	—	721,158
Convertible senior notes	—	638,848
Deferred share units	—	875
Diluted weighted average number of shares	126,013,066	126,674,388

Net (loss) income per share:
Basic	$(11.70)	$10.21
Diluted	$(11.70)	$9.94

Common stock equivalents excluded from income per diluted share because they are anti-dilutive:
Stock options	1,230,282	1,545
Restricted share units	1,273,203	2,540
Convertible senior notes	638,848	—
Deferred share units	933	—
	3,143,266	4,085
(1) When the Notes are dilutive, the after tax effect of debt interest is added back to net income to calculate diluted net income per share.

18.Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

19.Subsequent Event

On May 4, 2022, the Company agreed to acquire 100 percent of outstanding shares of Deliverr, Inc. ("Deliverr") in a transaction valued at approximately $2,100,000, consisting of approximately 80% in cash and 20% in Shopify Class A Subordinate Voting Shares. Of the 20% in Shopify Class A Subordinate Voting Shares, a portion will be allocated to the purchase price of the acquisition and a portion will be accounted for as stock-based compensation as it relates to post-combination services. The closing of the acquisition is subject to regulatory approval. Deliverr, based in San Francisco, California, is a fulfillment and technology company that provides fulfillment services to ecommerce retailers. The acquisition has not yet been completed, and as such, further disclosure has been omitted.